

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2015

Mail Stop 4546

<u>Via E-mail</u>
Jean-Paul Montupet
Chairman of the Board of Directors
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke HM 08
Bermuda

> **Re: PartnerRe Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 1, 2015**
> **File No. 001-14536**

Dear Mr. Montupet:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   Proposal 2 appears to submit two separate matters for the approval of the preferred shareholders, each relating to what the preferred shareholders will receive promptly after the closing of the merger transaction. More specifically, Proposal 2 calls for preferred shareholders to approve a merger transaction that will trigger an exchange offer to preferred holders with one of two possible financial incentives: either (i) a 1% increase to the dividend rate or (ii) a cash payment of approximately $42.7 million. Please provide your analysis as to the applicability of Rule 14a-4(a)(3) of Regulation 14A, the unbundling rule, to these matters. Alternatively, you may separate proposal 2 into two subproposals for the preferred shareholders and condition completion of the merger on approval of both subproposals, provided that any such condition is clearly disclosed and

indicated on the form of proxy. For guidance, refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on our website.

Questions and Answers about the Merger…., page 2

2.   Please revise the Questions and Answers and/or Summary sections to state the relative voting power of the common and preferred holders. To the extent that approval of Proposal 1 by the common holders negatively impacts the ability of preferred holders to vote down the merger agreement (Proposal 2), please discuss this result.

Recommendation of the PartnerRe Board of Directors, page 13

3.   Your disclosure on page 13 and the Board's letter to shareholders each state that the Board separately determined that Proposals 1 and 2 are "advisable to and in the best interests of PartnerRe." The disclosure on page 73; however, states that the merger agreement is "advisable and *fair to* and in the best interests of PartnerRe *shareholders*." Accordingly, please revise the proxy statement to clarify the standard used by the Board to make its recommendation concerning Proposals 1 and 2, and ensure that your descriptions of these recommendations are consistent throughout the materials. With respect to the Board's recommendations concerning Proposals 1 and 2, please tell us whether the Board considered the interests of the preferred holders separate and apart from the interests of the common holders in reaching either of the recommendations.

Delisting and Deregistration of the PartnerRe Common Shares, page 100

4.   Please amend the heading and revise the disclosure to address whether you expect the PartnerRe preferred shares to remain registered and listed following the closing of the merger and following either of the exchange transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jean-Paul Montupet
PartnerRe Ltd.
September 11, 2015
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Financial Services II